Exhibit 3

October 30th, 2023

Timothy McQuay

Chairman of the Board of Directors

Superior Industries International, Inc.

26600 Telegraph Road, Suite 400

Southfield, Michigan 48033

Dear Mr. McQuay,

As you know, Mill Road Capital III, L.P. (“Mill Road”) owns 15.6% of the outstanding common shares of Superior Industries International, Inc. (“Superior”). As Superior’s largest common shareholder, we believe it is important that Mill Road obtain representation on the company’s board of directors. In our view, Superior has the potential to generate significant future value for common shareholders over the coming years. We believe that greater common shareholder representation on the board will help to preserve and enhance that future value.

Mill Road intends to nominate a director for election at Superior’s upcoming annual meeting. We believe it is very likely that fellow common shareholders will elect our representative to the board at the annual meeting, especially given the recent SEC rule change which enables shareholders to vote for all duly-nominated director candidates on one universal proxy card (including shareholders’ director candidates).

While we are confident in our ability to achieve a successful proxy contest, it is our strong belief that the company and its common shareholders would be best served if Superior’s board would simply invite a Mill Road representative to join the board as soon as possible. This path would save management from the distraction of a proxy contest and allow the team to focus all efforts on running the business. Given our belief that Fiscal 2024 will likely be a pivotal year for Superior and its common shareholders, Mill Road suggests that Superior’s board invite our representative to join the board prior to the end of the current calendar year.

Sincerely,

Mill Road Capital III, L.P.

328 Pemberwick Road • Greenwich, CT 06831 • (203) 987-3500